CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated January 29, 2010 covering the related consolidated balance sheet of Renhuang Pharmaceuticals, Inc. and subsidiaries as of October 31, 2009, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year ended October 31, 2009, included in this Registration Statement and related Prospectus on Form S-1 (Form S-1 No. xxx-xxxxxx) of China Botanic Pharmaceutical Inc (formerly known as) Renhuang Pharmaceuticals, Inc., and subsidiaries to be filed on approximately December 6, 2010 offering $10,000,000 shares of common stock held by selling stockholders. We also consent to the reference to us under the heading "Experts" in such Registration Statement and related Prospectus.

/s/ WINDES & MCCLAUGHRY
Windes & McClaughry Accountancy Corporation

Long Beach, California
December 6, 2010